UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 13, 2026

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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2

Transportadora de Gas del Sur S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025

INDEX

01 | ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE

SIX-MONTH PERIOD ENDED JUNE 30, 2026

02 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026

Statements of Comprehensive Income

Statements of Financial Position

Statements of Changes in Equity

Statements of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

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TRANSPORTADORA DE GAS DEL SUR S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND 2025

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

The following discussion of the financial condition and results of operations of Transportadora de Gas del Sur S.A. (“tgs” or “the Company”) should be read in conjunction with the Company's Consolidated Financial Statements as of June 30, 2026 and December 31, 2025, and for the six-month periods ended June 30, 2026 and 2025. These Condensed Interim Consolidated Financial Statements have been prepared in accordance with the provisions of International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”), issued by the International Accounting Standards Board (“IASB”), as adopted by the Comisión Nacional de Valores ("CNV") through the provisions of the New Text 2013 -Title IV, Chapter I, Section I, Article 1 – B.1.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02—amended by Presidential Decree No. 664/2003— through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted Financial Statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of Financial Statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the Financial Statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to current currency – Comparative Information” to the Consolidated Financial Statements as of December 31, 2025, and “Note 3. Basis of Presentation – Restatement to current currency” to the present-period Consolidated Financial Statements as of June 30, 2026.

Rounding

Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

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Analysis of consolidated results of operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2026 (“6M2026”) and June 30, 2025 (“6M2025”):

Activities of the Company in 6M2026 and 6M2025

Revenues

Total revenues for 6M2026 increased by Ps. 131,970 million compared to 6M2025, mainly as a result of higher revenues in the Liquids Production and Commercialization segment for Ps. 127,421 million and Midstream segment for Ps. 19,284 million. These effects were partially offset by lower revenues corresponding to the Natural Gas Transportation segment for Ps. 14,735 million.

Natural Gas Transportation

During 6M2026 revenues from the Natural Gas Transportation business segment represented approximately 38% of tgs´ consolidated revenues (45% for 6M2025). Of total revenues in this business segment, 80% (80% for 6M2025) corresponded to firm contracted capacity services.

During this period, revenues of the segment amounted to Ps. 402,444 million, compared to Ps. 417,179 million recorded in the same period of 2025, representing a decrease of Ps. 14,735 million. This negative variation is primarily explained by the impact of inflation, the effects of which were not offset by the tariff adjustments granted during the period.

In March 2026, the Secretariat of Energy issued Resolution No. 66/2026, through which the contractual framework of the Natural Gas Transportation segment was redefined with the aim of adapting it to the country’s new productive profile, led by Vaca Muerta, while keeping the Required Revenue determined in the Five‑Year Tariff Review (“5YTR”) unchanged. Within the framework of such reconfiguration, on April 14, 2026, ENARGAS issued Resolution No. 409/2026, through which it concluded the regulatory reordering process.

On the other hand, during February 2026, the Company carried out Public Tender No. 1/2026 for the award of incremental transportation capacity associated with the expansion of the Perito Moreno Gas Pipeline, developed by Dedicated Branch 1, and the final sections of the natural gas transportation system. In such process, requests exceeding 32 MMm³/d were received, almost three times the capacity initially offered in this first stage. The requests were finally awarded on April 15, 2026 for a total of 5.4 MMm³/d. The remaining capacity was subsequently offered and awarded in June 2026.

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Liquids Production and Commercialization

During 6M2026, revenues for this business segment represented approximately 42% of total revenues (34% in the same period of 2025). Revenues from this business segment amounted to Ps. 445,761 million in 6M2026, implying an increase of Ps. 127,421 million compared to 6M2025, mainly explained by higher volumes delivered. This effect was partially offset by lower international reference prices, the impact of the exchange rate on sales denominated in U.S. dollars, and a decrease in trading services.

Total volumes dispatched recorded an increase of more than 50%, equivalent to 230,903 tons, compared to 6M2025. It should be noted that the growth observed is partly attributable to a base effect, since during the comparative quarter of the previous year production was affected by the weather event that occurred on March 7, 2025, which halted operations from that date until the end of April 2025.

Midstream

Midstream revenues increased by Ps. 19,284 million in 6M2026 compared to the same period in 2025. This increase is due to higher revenues corresponding to natural gas transportation and conditioning services in Vaca Muerta, as a result of the commencement of operations, at the end of February 2025, of the latest expansion of the Tratayén Plant, which allowed for an increase in natural gas treatment capacity. This effect was partially offset by the negative impact of the evolution of the exchange rate in real terms and lower miscellaneous services revenues.

On May 12, 2026, through Resolution No. 676/2026 issued by the Ministry of Economy, the application for inclusion in the Incentive Regime for Large Investments (“RIGI”) corresponding to the “Expansion of Section I of the Perito Francisco Pascasio Moreno Gas Pipeline (GPM)” project and its investment plan, submitted by Sucursal Dedicada 1, was approved. The resolution established April 30, 2026 as the date of inclusion in the RIGI, providing greater regulatory and economic predictability for the development of the project.

On June 10, 2026, tgs announced the Final Investment Decision (“FID”) of the Integrated NGLs Project, which represents the largest investment of its kind in Argentina’s history and constitutes a significant milestone in the Company’s growth strategy in midstream services. With an estimated investment of US$ 3,000 million, the project is expected to generate approximately 4,000 direct jobs and 15,000 indirect jobs, as well as annual exports of approximately US$ 1,200 million. Its development, planned over the next four years, includes the construction of a 100-km gas segregation pipeline, the expansion of facilities at the Tratayén Plant, the construction of a liquids pipeline to Bahía Blanca, fractionation and storage facilities, and a marine terminal for dispatch operations.

Cost of sales, administrative and selling expenses

During 6M2026, cost of sales, administrative and selling expenses increased by Ps. 64,370 million. This increase is mainly explained by: (i) the higher cost of natural gas processed at the Cerri Complex, mainly attributable to the increase in RTP consumption, (ii) taxes, fees and contributions, (iii) other fees and third‑party services and (iv) depreciation. These effects were partially offset by lower impairment charges on financial assets and lower repair and maintenance expenses in the Natural Gas Transportation and Midstream segments.

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The following table shows the main components of operating costs, administrative and selling expenses and their main variations for 6M2026 and 6M2025:

Other operating results, net

Other operating results, net, recorded a profit of Ps. 9,361 million, compared to a loss of Ps. 43,296 million recorded in 6M2025. The positive variation is mainly explained by the lower impact associated with the climate event that occurred at the Cerri Complex in March 2025, as a result of lower repair charges during the period and the advance received in connection with insurance recoveries related to such event.

Financial results, net

In 6M2026, financial results, net amounted to Ps. 5,689 million, below the Ps. 56,009 million recorded in 6M2025, representing a decrease of Ps. 50,320 million.

This variation was mainly explained by a Ps. 36,146 million decrease in the results generated by financial investments, due to their lower yields, and by the higher negative result from exposure to inflation, which amounted to Ps. 62,084 million in 6M2026, compared to Ps. 43,115 million in 6M2025.

These effects were partially offset by an improvement in foreign exchange results, mainly due to gains associated with financial liabilities, which exceeded the losses related to financial assets.

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2. Liquidity

The Company’s sources of financing and their uses during 6M2026 and 6M2025 were the following:

During 6M2026, the net decrease in cash and cash equivalents amounted to Ps. 542,246 million, compared to a decrease of Ps. 57,241 million recorded in the same period of 2025. As of the end of the period, cash and cash equivalents amounted to Ps. 286,690 million.

Cash flow provided by operating activities amounted to Ps. 601,976 million, representing an increase of Ps. 272,213 million compared to the Ps. 329,762 million provided during 6M2025. This variation was mainly explained by higher comprehensive income for the period and a favorable evolution of working capital, particularly due to the increase in trade payables and contract liabilities. In addition, the reconciliation between comprehensive income and operating cash flow included higher adjustments for items that do not represent cash movements, mainly accrued income tax expense, depreciation, and certain financial results. These effects were partially offset by higher interest and income tax payments.

In turn, cash flow used in investing activities amounted to Ps. 1,148,670 million, compared to Ps. 115,150 million used in 6M2025. The higher funding requirement was mainly related to the increase in net investments in financial assets not considered cash equivalents and, to a lesser extent, to higher investments in PPE.

Finally, financing activities generated positive cash flow of Ps. 4,449 million, whereas in 6M2025 they had represented a net use of funds of Ps. 271,853 million. This variation was mainly explained by the absence of dividend payments during the current period, which had amounted to Ps. 270,657 million in the comparative period, as well as by the obtaining of new borrowings that offset the debt repayments made during the semester.

3. Second Quarter 2026 (“2Q2026”) vs. Second Quarter 2025 (“2Q2025”)

The following table presents a summary of the consolidated results for 2Q2026 and 2Q2025:

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During 2Q2026, the Company reported comprehensive income of Ps. 133,145 million, compared to comprehensive income of Ps. 53,780 million recorded in the same period of 2025.

Total revenues and other income for 2Q2026 increased by Ps. 71,374 million compared to the same period of the previous year.

Revenues from the Natural Gas Transportation segment for 2Q2026 decreased by Ps. 7,138 million compared to the same period of the previous year. This negative variation was due to the fact that the tariff increases obtained were insufficient to offset the negative impact of inflation.

As regards the Liquids Production and Commercialization segment, revenues increased by Ps. 78,143 million in 2Q2026, mainly as a result of higher dispatched volumes and higher international benchmark prices. These effects were partially offset by the decline in the exchange rate impact on sales denominated in U.S. dollars and by lower ethane prices.

With respect to total volumes dispatched from the Cerri Complex, which increased by 56%, or 118,879 tons, the table below shows the breakdown of dispatched tons by destination market and product:

The Midstream segment reported an increase of Ps. 369 million, mainly explained by higher natural gas transportation and conditioning services in Vaca Muerta. This effect was partially offset by the lower exchange rate measured in constant currency and lower miscellaneous services revenues.

Cost of sales and administrative and selling expenses amounted to Ps. 318,767 million in 2Q2026 (compared to Ps. 276,501 million in 2Q2025), representing an increase of Ps. 42,266 million. This variation was mainly attributable to higher: (i) natural gas processed at the Cerri Complex costs (primarily due to higher consumption), (ii) taxes, charges and contributions, and (iii) third-party fees and repair and maintenance expenses. These effects were partially offset by the lower charge for impairment of financial assets.

The following table shows the main components of operating costs and administrative and selling expenses, as well as their main variations, for 2Q2026 and 2Q2025:

In 2Q2026, financial results, net improved by Ps. 60,191 million compared to those recorded in the same period of 2025. This variation was mainly attributable to the higher positive results generated by financial assets. This effect was partially offset by a higher negative foreign exchange result as a consequence of the greater exchange rate variation during 2Q2026.

Other operating results, net, recorded a positive variation of Ps. 23,553 million, mainly as a result of lower charges associated with the weather-related event that occurred in March 2025 and the advance payment received during the period on account of the insurance settlement.

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4. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of June 30, 2026 and December 31, 2025 and 2024:

5. Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the six-month periods ended June 30, 2026, 2025 and 2024:

6. Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the six-month periods ended June 30, 2026, 2025 and 2024:

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7. Statistical Data (Physical units)

8. Comparative Ratios

9. tgs share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2026	2025	2024
January	9,655.00	6,750.00	3,798.35
February	8,555.00	6,060.00	2,779.95
March	10,150.00	6,950.00	3,279.35
April	9,165.00	6,040.00	3,862.20
May	9,135.00	6,750.00	4,900.00
June	9,250.00	6,260.00	5,164.75
July	10,050.00	7,820.00	4,550.00
August		7,360.00	4,995.00
September		6,470.00	4,550.00
October		9,390.00	5,300.00
November		9,175.00	6,600.00
December		9,325.00	7,020.00

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10. Outlook

In a scenario characterized by the progressive growth of natural gas production, particularly in the Neuquina Basin, and by the need to continue strengthening transportation and processing infrastructure in order to support such development, tgs will continue to focus on consolidating its role as a strategic provider of essential services for the Argentine energy industry. The evolution of the Company’s activities is closely linked to the expansion of natural gas supply, the availability of transportation capacity, and the effective implementation of expansion projects currently under execution or under analysis.

From an operational standpoint, tgs will continue to prioritize the reliability, safety and efficiency of its facilities, both within the regulated transportation system and in its processing activities, seeking to sustain high standards of operational performance and service continuity. In this regard, the Company will continue to promote initiatives aimed at process optimization, comprehensive risk management, preventive maintenance of critical assets and ongoing personnel training, with the objective of preserving infrastructure integrity and adequately responding to the increasing demands of its customers and of the energy system as a whole.

With respect to the Liquids Production and Commercialization segment, the strategy will remain focused on optimizing the production mix and commercialization channels, prioritizing those products and logistical alternatives that allow for improved operating margins and ensure efficient access to the transportation network, within a context of variable market conditions and operational constraints. Efficient asset management and operational coordination will continue to be key factors in sustaining profitability levels and flexibility within this business.

Furthermore, the progress of the investment plan of Sucursal Dedicada 1 and the Integrated NGLs Project constitutes a relevant component of tgs’ growth strategy, within a context of sustained expansion in natural gas and associated liquids production in Vaca Muerta. These initiatives will enable the expansion and strengthening of the infrastructure required for transportation, processing, fractionation, storage and dispatch activities, consolidating the Company's position as an integrated provider of midstream services. Their development will require an orderly execution, focused on the management of schedules, costs, operational risks and financing alternatives, while seeking to preserve the Company's financial strength and generate sustainable value for its shareholders.

From a financial perspective, the Company expects to continue with a prudent management of its resources, maintaining a disciplined approach to capital allocation, debt management and liquidity preservation, taking into account the local macroeconomic context, characterized by high levels of volatility and uncertainty. Within this framework, tgs will seek to maintain a financial structure consistent with the nature of its operations and its risk profile, preserving its ability to meet its obligations and to support the development of its investment plans, with the aim of continuing to generate long-term value for its shareholders.

Autonomous City of Buenos Aires, August 3, 2026.

                     Luis Fallo

                  Vice Chairman acting

                        as a Chairman

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Notes	For the three-month periods ended June 30, 2026	2025	For the six-month periods ended June 30, 2026	2025
Revenues	9.h.	535.521.655	464.147.249	1.053.559.704	921.590.006
Cost of sales	9.i	(262.398.049)	(219.816.002)	(478.692.592)	(414.020.107)
Gross profit		**273.123.606**	**244.331.247**	**574.867.112**	**507.569.899**
Administrative expenses	9.j.	(19.491.428)	(17.030.654)	(34.891.036)	(31.153.253)
Selling expenses	9.j.	(36.877.335)	(39.654.147)	(66.245.119)	(69.285.696)
Other operating results, net	9.l. and 24	(427.516)	(23.980.539)	9.360.651	(43.296.354)
Operating profit		**216.327.327**	**163.665.907**	**483.091.608**	**363.834.596**
Net financial results					
Financial income	9.k.	48.501.267	62.177.637	6.199.033	95.166.106
Financial expenses	9.k.	(164.327.265)	(120.725.382)	(101.134.912)	(175.440.262)
Other financial results	9.k.	120.316.698	(4.725.712)	151.331.124	67.380.233
Loss on net monetary position	9.k.	(23.612.724)	(16.039.735)	(62.084.456)	(43.115.432)
Total net financial results		**(19.122.024)**	**(79.313.192)**	**(5.689.211)**	**(56.009.355)**
Share of (loss) / profit from associates	12	130.411	333.887	(63.171)	430.668
Net income before income tax		**197.335.714**	**84.686.602**	**477.339.226**	**308.255.909**
Income tax expense	15	(64.190.802)	(30.906.186)	(173.033.332)	(102.172.161)
Total comprehensive income for the period		**133.144.912**	**53.780.416**	**304.305.894**	**206.083.748**
Total comprehensive income attributable to:					
Owners of the Company		133.144.647	53.780.312	304.305.797	206.083.668
Non-controlling interests		265	104	97	80
Total comprehensive income for the period		**133.144.912**	**53.780.416**	**304.305.894**	**206.083.748**
Total comprehensive income per share attributable to owners of the Company:					
Weighted average number of outstanding ordinary shares		752.761.058	752.761.058	752.761.058	752.761.058
Basic and diluted earnings per share		176,88	71,44	404,25	273,77

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Luis Fallo

Vice Chairman acting

as a Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Stated in thousands of pesos as described in Note 3)

Notes	06/30/2026	12/31/2025
ASSETS			
Non-current assets			
Property, plant and equipment	13	4,017,043,275	3,713,452,343
Investments in associates	10	6,188,995	6,252,167
Deferred income tax assets	15	3,822	60,574
Other receivables	9.a.	428,396	505,124
Total non-current assets		**4,023,664,488**	**3,720,270,208**
Current assets			
Other receivables	9.a.	189,755,761	259,664,454
Inventories		9,114,194	12,136,247
Trade receivables	9.b.	238,532,601	230,216,886
Contract assets		-	31,940
Financial assets measured at amortized cost	9.m.	335,706,347	416,742,773
Financial assets at fair value through profit or loss	9.n.	1,583,683,860	758,923,734
Cash and cash equivalents	9.c.	286,690,164	941,531,123
Total current assets		**2,643,482,927**	**2,619,247,157**
Total assets		**6,667,147,415**	**6,339,517,365**
EQUITY			
Common stock		1,137,580,059	1,137,580,059
Additional paid-up capital		(84,144,103)	(84,144,103)
Legal reserve		207,460,155	182,820,853
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		2,401,529,091	1,933,382,361
Accumulated retained earnings		304,305,797	492,786,032
Equity attributable to equity holders of the parent		**3,966,730,999**	**3,662,425,202**
Non-controlling interests		3,421	3,324
Total equity		**3,966,734,420**	**3,662,428,526**
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities	15	288,967,937	281,622,999
Contract liabilities	9.d.	156,075,458	161,426,196
Loans	14	1,535,571,721	1,710,371,932
Total non-current liabilities		**1,980,615,116**	**2,153,421,127**
Current liabilities			
Provisions	16	1,318,360	1,124,530
Contract liabilities	9.d.	170,234,849	10,376,316
Other payables	9.e.	215,581	406,174
Taxes payables	9.f.	9,369,735	13,386,862
Income tax payable		133,836,264	61,622,113
Payroll and social security taxes payable	9.o.	23,761,743	32,399,299
Loans	14	172,903,605	286,728,187
Trade payables	9.g.	208,157,742	117,624,231
Total current liabilities		**719,797,879**	**523,667,712**
Total liabilities		**2,700,412,995**	**2,677,088,839**
Total equity and liabilities		**6,667,147,415**	**6,339,517,365**

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Luis Fallo

Vice Chairman acting

as a Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Luis Fallo

Vice Chairman acting

as a Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

Luis Fallo

Vice Chairman acting

as a Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The company commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). tgs’ pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The license to operate this system (the “License”) was granted exclusively to the Company for a period of thirty-five years, renewable for an additional 20 years provided that tgs has substantially complied with the obligations imposed thereunder and by the National Gas and Electricity Regulatory Authority (“ENReGE”), previously National Gas Regulatory Authority (“ENARGAS”). Together with the essential assets required for the rendering of the natural gas transportation service, the Company received the General Cerri Gas Processing Complex (“Cerri Complex”), where natural gas is processed to obtain natural gas liquids.

Additionally, tgs provides midstream services, which mainly consist of natural gas treatment, impurity removal and compression, and may include natural gas gathering and transportation at gas fields, as well as pipeline construction, operation and maintenance services.

Subsequently, the Company’s corporate purpose was amended to incorporate the development of complementary, ancillary, related and/or derived activities associated with natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon industry in general.

Through its subsidiary Telcosur S.A. (“Telcosur”), telecommunications services are provided, specifically data transmission services through a terrestrial and digital radio-relay network.

On June 10, 2026, the Company’s Board of Directors approved the development of the Integrated NGLs Project, to be carried out through its subsidiaries Procesadora de Gas del Sur S.A. (“PGS”) and Midstream de Gas del Sur S.A. (“MGS”), incorporated as Single Project Vehicles (“VPU”) under the Incentive Regime for Large Investments (“RIGI”, by its Spanish acronym).

The Integrated NGLs Project is structured into two independent single projects that are operationally linked and represent successive stages of the natural gas liquids production process, encompassing the processing, fractionation, storage, and subsequent dispatch and export of such products.

Within this framework:

•PGS: will be responsible for the so-called separation project, which consists of the construction, operation and maintenance of a natural gas processing plant located in Tratayén, Province of Neuquén, as well as a gas segregation pipeline. These facilities will enable the provision to producers of rich gas gathering services and natural gas processing services at such plant.

•MGS: will be responsible for the Transportation, Fractionation, Storage and Commercialization Project, which comprises the construction, operation and maintenance of a multi-product pipeline connecting the Tratayén Plant to a fractionation plant located in the Bahía Blanca area, Province of Buenos Aires, together with the associated storage and dispatch facilities. Under this project, MGS will acquire the natural gas liquids mix resulting from the processing activities carried out by PGS for its transportation, fractionation into commercial products (such as

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

propane, butane and natural gasoline), storage and subsequent sale to export customers.

Both projects adopt differentiated and autonomous business models, implemented through specific agreements: (i) a natural gas processing services agreement, pursuant to which PGS provides services to producers; and (ii) a natural gas liquids sale and purchase agreement, pursuant to which MGS acquires such products for their subsequent commercialization.

Major Shareholders

As of December 31, 2024, tgs´ controlling shareholder Compañía de Inversiones de Energía S.A. (“CIESA”), held 51% of the common stock of the company, the National Social Security Administration (“ANSES”) held 24% and the remaining 25% was held by the investing public on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange (“NYSE”) (tgs had 5.25% of the shares in the portfolio).

On April 30, 2025, the Ordinary, Extraordinary and Special General Shareholders' Meeting approved the reduction of the Company's share capital, in accordance with the provisions of Note 20 – Common stock and Dividends. Following this decision, the Company´s share capital was structured as follows: CIESA holds 53.83%, ANSES holds 25.33% and public offering hold the remaining 20.84%.

CIESA is under joint control of Pampa Energía S.A. with 50% and Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

The following table shows the organizational structure, shareholders and related parties of tgs as of June 30, 2026:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed data reflecting subsidiaries and associate control as of June 30, 2026, is as follows:

For consolidation purposes for the six-month period ended June 30, 2026, the financial information of Telcosur, PGS and MGS have been used at such date.

Dedicated Branch 1 - Perito Moreno Gas Pipeline

In 2024, the Company submitted a Private Initiative to the National Ministry of Economy for the expansion of the transportation capacity of Section I of the Perito Francisco Pascasio Moreno Gas Pipeline (“GPM”), which runs from Tratayén (Neuquén) to Salliqueló (Buenos Aires). The project aims to increase the natural gas transportation capacity by 14 MMm³/d, in exchange for which the awarded party will be granted such capacity for a period of 15 years, including the operation and maintenance of the pipeline and complementary infrastructure.

The project was declared of national public interest and authorized for bidding by ENARSA. In this context, on May 22, 2025, ENARSA launched National and International Public Tender GPM No. 01/2025, which was awarded to tgs and approved by the Secretariat of Energy on October 17, 2025.

Additionally, tgs committed to carrying out a complementary expansion in the final sections of its licensed system, works necessary to achieve the project’s objectives.

The works are scheduled to be completed by April 30, 2027.

The project will be developed under the RIGI, established by Law No. 27,742 and Decrees No. 749/2024 and 940/2024, which promotes long-term investments in strategic sectors. To this end, the Company established a Dedicated Branch that will act as a Single Project Vehicle (SPV) under the name “Transportadora de Gas del Sur S.A. – Sucursal Dedicada 1”, with the exclusive purpose of executing and operating the GPM expansion project. The request for adhesion was submitted on October 26, 2025. On May 12, 2026, pursuant to Resolution No. 676/2026 of the Ministry of Economy of Argentina, published in the Official Gazette of the Argentine Republic on that date, the application for accession to the RIGI submitted on April 30, 2026 was approved.

During February 2026, the Company carried out Public Tender No. 1/2026 to award incremental transportation capacity associated with this expansion. In such process, the Company received requests for more than 32 MMm³/d, which implied that demand exceeded by almost three times the capacity initially offered in this first stage. The requests received were finally awarded on April 15, 2026, after the required periods established in the public tender had elapsed, for a total of 5.4 MMm³/d. The remaining capacity was offered and awarded in June, 2026. As of the date of issuance of these Interim Consolidated Financial Statements, authorization of the award by ENReGE is pending.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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Economic context

The Company conducts its operations in an economic environment characterized by changes in macroeconomic, financial, regulatory and political conditions, both at the local and international levels.

During the first half of 2026, the Argentine economy continued to undergo a process of macroeconomic stabilization, driven by the implementation of policies aimed at slowing inflation, strengthening fiscal balance and normalizing economic variables. In this context, the general price level continued to increase, although showing a decelerating trend compared to previous periods.

With respect to foreign exchange matters, the floating exchange rate regime within managed bands remained in force. In this framework, the Central Bank of the Argentine Republic (“BCRA”) continued to apply the mechanism for updating the limits of the exchange rate bands based on inflation reported by the INDEC, allowing exchange rate fluctuations within such parameters.

In the monetary and financial sphere, real interest rates remained at positive levels during a significant portion of the semester, in line with the objective of containing inflationary pressures and supporting demand for local currency-denominated assets. In addition, a gradual recovery in credit to the private sector was observed, although still at historically limited levels.

Furthermore, the existing Extended Fund Facility arrangement between the Argentine Republic and the International Monetary Fund continued to constitute a relevant element of the economic program implemented by the National Government. Within this framework, compliance with the committed targets and the scheduled periodic reviews continued to influence the evolution of economic policy.

From a political and institutional standpoint, the implementation of reforms and measures aimed at deregulating various sectors of the economy and enhancing competitiveness continued during the period, in a context of political and social debate regarding the scope and effects of such initiatives.

Likewise, the Company's management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. Likewise, the Company cannot guarantee that the aforementioned macroeconomic difficulties or the adoption of new measures by the Argentine Government to control inflation may affect its operations and financial situation.

2.CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its Condensed Interim Consolidated Financial Statements for the six-month periods ended June 30, 2026 and 2025 preceding its Interim Condensed Separate Financial Statements in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

References in these Financial Statements to "tgs" or the "Company" refer to Transportadora de Gas del Sur S.A. and its consolidated subsidiaries Telcosur, PGS and MGS.

These Condensed Interim Consolidated Financial Statements, which were approved and authorized for issuance by the Board of Directors on August 3, 2026, do not include all the information and disclosures required for annual Financial Statements, and should be read in

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

conjunction with tgs’ annual Financial Statements as of December 31, 2025, issued on February 27, 2026.

3.BASIS OF PRESENTATION

These Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Comisión Nacional de Valores (“CNV”), as set forth by the Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their Condensed Consolidated Financial Statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), and its amendments, which adopts the International Financial Reporting Standards ("IFRS Accounting Standards") issued by the IASB, its amendments and circulars for the adoption of IFRS Accounting Standards that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The subsidiaries that reflects tgs' corporate group as of June 30, 2026 are Telcosur, PGS and MGS.

For consolidation purposes for the six-month period ended June 30, 2026, the financial information of Telcosur, MGS, and PGS as of those dates were used. For the six-month period ended June 30, 2025, the Financial Statements of Telcosur were used.

The Condensed Interim Consolidated Financial Statements for the six-month periods ended June 30, 2026 and 2025 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the six-month periods ended June 30, 2026 and 2025, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

Functional and presentation currency

The Condensed Interim Consolidated Financial Statements are stated in thousands of Argentine pesos (“Ps.”), the functional currency of the Company.

Restatement to current currency

The Condensed Interim Consolidated Financial Statements as of June 30, 2026, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company's functional currency in accordance with IAS 29 "Financial information in hyperinflationary economies” ("IAS 29") and in General Resolution No. 777/2018 of the CNV. As a result, the Financial Statements are expressed in the unit of measurement current at the end of the reporting period.

The inflation adjustment was calculated considering the indices established by the FACPCE, based on the price indices published by INDEC. The variation in the Consumer Price Index (“CPI”) used for the restatement of these Interim Condensed Consolidated Financial Statements was estimated at 17.09% and 15.36% for the six‑month periods ended June 30, 2026 and 2025, respectively.

Information comparability

The balances as of December 31, 2025 and June 30, 2025 that are disclosed for comparative purposes were restated in accordance with IAS 29, as mentioned above.

The Company has made certain reclassifications in the comparative information of the Statement of Cash Flows, in order to align its presentation with that of the current period.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

As of June 30, 2025, the cash flows related to transactions with financial assets not considered cash equivalents were presented in an aggregated manner under the line “Proceeds from sales of financial assets not considered as cash equivalents, net” within the cash flow from Investing Activities. Such cash flows, for comparative purposes in these Financial Statements, are presented in a disaggregated manner within investing activities, through the breakdown into separate lines of collections from sales and proceeds from sales of financial assets not considered as cash equivalents in the amounts of Ps. 214,622,732 and Ps. 260,849,529, respectively.

As a result of such reclassifications, net cash flows and cash equivalents, as well as the totals previously reported, have not been modified, nor do they imply changes in the recognition, measurement or accounting classification criteria of the items involved. Accordingly, they do not affect the Statement of Financial Position or the Statement of Comprehensive Income.

4.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these Condensed Interim Consolidated Financial Statements are consistent with those used in the Financial Statements for the last financial year prepared under IFRS Accounting Standards, which ended on December 31, 2025.

New standards, amendments and interpretations issued that are not yet effective for financial years beginning on or after January 1, 2026 and have not been early adopted:

The CNV, through General Resolution No. 972/2023, amended its Regulatory Framework, establishing that early application of IFRSs and/or their amendments is not permitted, unless it is specifically allowed at the time of adoption.

•IFRS 18 – Presentation and Disclosure in Financial Statements.

•Amendments to IFRS Accounting Standards IFRS 9 and IFRS 7 – Classification and measurement of financial instruments and nature-dependent electricity contracts.

•Annual Improvements to IFRS Accounting Standards – Volume 11 (includes IFRS Accounting Standards IFRS 1, 7, 9 and 10, and IAS 7).

•IFRS 20- Regulatory assets and liabilities.

•IAS 28 - Investments in Associates and Joint Ventures.

5.FINANCIAL RISK MANAGEMENT

tgs’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

There were no significant changes since the last annual closing in the risk management policies.

Due to the main impacts of the described situation detailed in Note 1 to these Condensed Interim Consolidated Financial Statements, the Company has implemented a series of measures that will mitigate its impact. In this sense, the Company's Management constantly monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its equity and financial position. The Company's Condensed Interim Consolidated Financial Statements should be read under the light of these circumstances.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

6.CRITICAL ACCOUNTING ESTIMATES

The preparation of the Financial Statements in conformity with professional accounting standards requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period.

The making of such estimates involves tgs using assumptions and presumptions which are based on various factors, including past trends, events known at the date of issuance of these Financial Statements, and expectations of future events regarding the outcome of such events and their results.

As of June 30, 2026, no indicators of impairment of PPE were identified in accordance with IAS 36. Consequently, the carrying amount of such assets does not exceed their recoverable amount.

7.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the Consolidated Statement of Cash Flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company uses the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

The main non-cash investing and financing activities that did not affect cash and, therefore, were excluded from the Statements of Cash Flows for the six-month periods ended June 30, 2026 and 2025 are presented below:

Note 14 to these Condensed Interim Consolidated Financial Statements includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS Accounting standard 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. The business segments are reported in a manner consistent with the information reviewed by the Company's Board of Directors, which is the decision-making body of the Company.

For management purposes, tgs is organized into four business segments based on the products and services it offers: (i) Natural Gas Transportation Services, subject to ENReGE regulations, (ii) Liquids Production and Commercialization, (iii) Midstream and (iv) Telecommunications. These last three business segments are not regulated by ENReGE. The production and commercialization of Liquefied Petroleum Gas (“LPG”) are subject to regulations established by the Secretariat of Energy.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed information on each business segment for the six-month periods ended June 30, 2026 and 2025 is disclosed below:

The breakdown of revenues from sales of goods and services by market and opportunity for the six-month periods ended June 30, 2026 and 2025 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

9.DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a) Other receivables

b) Trade receivables

The movement of the impairment of financial assets is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

c) Cash and cash equivalents

d) Contract liabilities

e) Other payables

f) Taxes payables

g) Trade payables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

h) Revenues

i) Cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j) Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the six-month periods ended June 30, 2026 and 2025

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k) Net financial results

In accordance with the provisions of IAS 29, tgs opted to present the loss on the monetary position in a single line included in the financial results. This presentation implies that the nominal values of the financial results have been adjusted for inflation. The real values of financial results are different from the components of financial results presented above.

l) Other operating results, net

m) Financial assets at amortized cost

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

n) Financial assets at fair value through profit or loss

o) Payroll and social security taxes payable

10.INVESTMENTS IN ASSOCIATES

11.JOINT ARRANGEMENTS

The Company has a stake in UT SACDE. For more information, see “Note 23. – Associates and

Joint Agreement”. Given the degree of progress of the works carried out by the UT, as of June 30, 2026 and December 31, 2025, it does not record significant balances or operations.

12.SHARE OF PROFIT FROM ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.PROPERTY, PLANT AND EQUIPMENT

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.LOANS

Short-term and long-term loans as of June 30, 2026 and December 31, 2025 comprise the following:

Loans are totally denominated in US dollars.

The activity of the loans as of June 30, 2026 and 2025 is the following:

The maturities of current and non-current financial debt, net of issuance expenses, as of June 30, 2026 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Description of the Company's indebtedness as of June 30, 2026

General description

On October 11, 2023, CNV approved the extension of the maximum amount of the Global Notes Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period of the Program for an additional 5 years from the expiration of the term, with the new expiration of the Program being January 3, 2029.

Class 3 Notes (“2031 Notes”)

On July 24, 2024, within the framework of the 2024 Program, the Company issued the 2031 Notes in accordance with the following characteristics:

The net proceeds from the 2031 Notes were US$ 483,688,800. The company used the proceeds to complete a tender offer and cancel the ON 2018.

Class 4 Notes (“2035 Notes”)

On November 20, 2025, within the framework of the 2024 Program, the Company proceeded to issue the 2035 Notes in accordance with the following characteristics:

The proceeds from the issuance of the 2035 Notes amounted to US$ 491,505,000, net of issuance discount. The funds will be used for general purposes, including the expansion of the GPM and the final sections of the tgs transportation system.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Covenants

As of June 30, 2026, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a.To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.50:1.

b.For the refinancing of outstanding financial debt.

c.Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default to creditors, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

As of June 30, 2026, the Company and its subsidiaries are in compliance with the covenants established in all of their financial debt.

As of the date of issuance of these Financial Statements, the application of the funds obtained from the issuance of 2035 Notes is still pending.

Bank loans and other loans

The following table shows the details of other financial indebtedness as of June 30, 2026:

As of June 30, 2026, out of the total amount of these loans, Ps. 132,540,659 are secured by time deposits included under “Current Financial Assets at Amortized Cost”.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.INCOME TAX AND DEFERRED TAX

Deferred tax

For the determination of the deferred and current income tax charge as of June 30, 2026, the Company has applied the progressive rate in force as stipulated in the current regulations.

Below is the breakdown of the income tax charge to results for the three and six-month periods ended June 30, 2026 and 2025:

The components of the net deferred tax assets and liabilities as of June 30, 2026 and December 31, 2025, is as follows:

16.EVOLUTION OF PROVISIONS

The aforementioned provisions are included in current liabilities.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

17.1 Financial instruments categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments to the policies disclosed in the Financial Statements as of December 31, 2025.

The categories of financial assets and liabilities as of June 30, 2026 and December 31, 2025 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17.2 Fair value measurement hierarchy and estimates

According to IFRS Accounting Standard 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). Mutual funds mainly invest in highly liquid instruments with low price risk.

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices).

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of June 30, 2026:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of June 30, 2026, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2031 Notes and 2035 Notes at June 30, based on their quoted market price:

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of June 30, 2026 and December 31, 2025 are detailed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19.REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual Consolidated Financial Statements as of December 31, 2025. As of the date of issuance of these Interim Condensed Consolidated Financial Statements, there were no additional developments except for the following:

Natural Gas Transportation segment

Subsequent tariff update

Within the framework of the monthly updates to natural gas transportation tariffs (the “Periodic Update”), as of the date of issuance of these Condensed Interim Consolidated Financial Statements we received increases of 2.37%, 2.90%, 2.52%, 2.17%, 4.21%, 4.19%, 2.61% and 1,73%, effective as from January 1, February 1, March 1, May 1, June 1, July 1 and August 1, respectively.

Contractual reorganization

On March 13, 2026, the Secretariat of Energy issued Resolution No. 66/2026 (“Resolution 66”), through which it provided for a reconfiguration of the natural gas transportation system of the Argentine Republic, with the aim of adapting it to the new productive scheme of the country, currently predominantly supplied by the Vaca Muerta formation.

Resolution No. 66 establishes measures aimed at optimizing the use of the transportation system, ensuring natural gas supply and improving its operational efficiency. Within this framework, it instructed the ENReGE to adapt tariff schedules, service regulations and capacity allocation mechanisms, provided that the required revenue determined under the Five-Year Tariff Review (“5YTR”) remains unchanged.

Accordingly:

•Through Resolution No. 346/2026, the former ENARGAS called for a public consultation process, which concluded on April 7, 2026.

•Subsequently, through Resolution No. 409/2026 dated April 14, 2026, concluded such process and instructed the licensees to enter into new firm transportation agreements pursuant to the established guidelines, which became effective on May 1, 2026. In addition, the firm status of certain exchange and displacement agreements was recognized.

•Finally, through Resolution No. 448/2026 dated April 29, 2026, approved the tariff schedules applicable as from that date.

•As a result, beginning in May 2026, a reorganization of the transportation system became effective, including the redefinition of transportation routes, increased utilization of infrastructure associated with production from the Neuquén Basin and adjustments to capacity allocation mechanisms.

In this context:

•The tariff scheme arising from the 5YTR, including its adjustment mechanisms, remains in force.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

•Adjustments related to the tariff reorganization of the system have been incorporated.

•A change in the operational configuration aimed at improving system efficiency has taken place, resulting in a lower relative use of interruptible services and a reorganization of transportation flows.

•The reorganization maintains the neutrality of the required revenue under the 5YTR, although it results in changes in capacity allocation, system operations and the composition of transportation segment revenues.

As of the date of issuance of these Financial Statements, the Company is implementing the agreements and operating conditions resulting from this regulatory process.

20.COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of June 30, 2026, tgs’ common stock was as follows:

The Ordinary, Extraordinary, and Special Shareholders’ Meeting held on April 30, 2025 resolved, among other matters, to reduce the share capital by 41,734,225 Class B shares, each with a nominal value of $ 1 and carrying one vote per share. This capital reduction was carried out through the cancellation of 41,734,225 treasury shares, with a nominal value of Ps. 41,734 and an inflation adjustment of Ps. 63,027,096. The acquisition cost of the treasury shares amounted to Ps. 114,110,490. This transaction was accounted for as an equity transaction, resulting in an Additional paid-up capital of Ps. 51,041,660, which was recorded in the Company’s equity.

tgs's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

As mentioned above, the treasury shares acquired were cancelled on April 30, 2025.

As of June 30, 2026, the Additional paid-up capital amounted to Ps. 84,144,103, in accordance with the provisions of the Shareholders' Meeting.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

c)Dividend distribution

           Cash dividends

During the year ended December 31 2025, the Company paid cash dividends in the amount of Ps. 270,656,981 (Ps. 359.55 per share), which were authorized by the Ordinary, Extraordinary, and Special Shareholders’ Meeting held on April 30, 2025, and by the Company’s Board of Directors at its meeting held on May 28, 2025.

d)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, 5% of the net income for the year must be allocated to the Legal Reserve, provided there are no accumulated losses. Otherwise, such 5% must be calculated on the excess of the net income for the year over accumulated losses. The Legal Reserve must be constituted until it reaches 20% of the aggregate amount of Share Capital and the balance of the Share Capital Adjustment account.

21. LEGAL CLAIMS AND OTHER MATTERS

Between January 1, 2026 and the date of issuance of these Condensed Interim Consolidated Financial Statements, there was no significant developments regarding legal claims and other matters. For more information regarding the claims and legal matters of the Company, see Note 20 “Legal claim and other matters” to the Consolidated Financial Statements as of December 31, 2025.

22. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the six-month periods ended June 30, 2026 and 2025 were Ps. 3,826,505 and Ps. 3,646,139, respectively.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of June 30, 2026 and December 31, 2025 is as follows:

The detail of significant transactions with related parties for the six-month periods ended June 30, 2026 and 2025 is as follows:

Six-month period ended June 30, 2026:

Additionally, during the six-month period ended June 30, 2026, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., engineering and construction services for Ps. 6,415,276 which were capitalized as property, plant and equipment.

Six-month period ended June 30, 2025:

Additionally, during the six-month period ended June 30, 2025, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., engineering and construction services for Ps. 47,669,147 which are activated within the balance of works in progress.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Gas Link S.A. (“LINK”):

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. tgs’s ownership interest in such company is 49%, while Pan American Sur S.A. holds a 20.40%, Shell Argentina S.A. a 25.50% and Wintershall Dea Argentina S.A. the remaining 5.10%.

Joint Agreement

UT:

The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, tgs - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and the COVID, the UT sent a letter to Energía Argentina S.A. (“ENARSA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and ENARSA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and ENARSA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

24.CLIMATE EVENT AT GENERAL CERRI COMPLEX

On March 7, 2025, unprecedented heavy rainfall—the most extreme in the last 100 years—was recorded in the city of Bahía Blanca and adjacent areas, causing flooding across all urban and surrounding regions (the "Event").

The Event led to the overflow of the Saladillo García stream, which flooded the Cerri Complex, halting liquid production and partially affecting natural gas transportation services. It is also worth noting that the external electrical distribution system, as well as the Complex's electrical generation and distribution facilities, were affected.

Natural gas transportation services were progressively restored and, as of the date hereof, are fully operational, with no significant impact having been recorded on revenues related to the Natural Gas Transportation business.

On the other hand, the Liquids Production and Marketing segment at the Cerri Complex was completely interrupted from March 7, 2025 until the end of April 2025. Thereafter, operations were gradually resumed, reaching normal production levels in early May 2025.

For the six-month periods ended June 30, 2026 and 2025, a loss of Ps. 5,481,436 and Ps. 44,828,172, respectively, was recognized, related to expenses arising from the event.

Subject to the applicable terms, conditions and sublimits, the Company maintains insurance coverage for property damage and business interruption losses. The deductible for property damage amounts to US$1 million, while business interruption coverage for the Liquids Production and Commercialization segment is subject to a 60-day waiting period. With respect to the incident, the Company is currently gathering and consolidating the technical, operational and financial information required to formally submit and fully quantify its claim with the insurance carriers. During the six-month period ended June 30, 2026, the Company received Ps. 12,847,392 from its insurers as an advance payment on account of the final settlement of the claim. Such amount is presented under “Other operating results, net” in the Condensed Consolidated Interim Statement of Comprehensive Income for the period.

25.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 tgs informs that, as of August 3, 2026, supporting and management documentation related to open tax periods is safeguarded by BANK S.A. at facilities located at:

-Avenida Fleming 2190 – San Martín

-Ruta Panamericana – Km 38.500 y Calle 26 N° 915 – Colectora Oeste – Garín

-Nicaragua 1651 – Sarandí

-Ruta Panamericana – Km. 31.750 – Colectora Oeste – Talar de Pacheco

-9 de Julio 1450 – Talar de Pacheco

-Diógenes Taborda 73 – CABA

-Unamuno 2095 – Quilmes

-Guayaquil 3100 - Tortuguitas

With respect to the corporate books, statutory books and accounting records, these are kept at the Company’s registered office, in facilities that ensure their preservation and integrity.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

With respect to the Company’s financial indebtedness, there are no restrictions on dividend payments, provided that tgs complies with certain financial ratios.

As of the issuance date of these Interim Condensed Consolidated Financial Statements, the application of the funds obtained from the issuance of the 2035 Notes has not yet been definitively allocated.

26.SUBSEQUENT EVENTS

There are no other significant subsequent events that occurred between the closing date of the period and the authorization (issuance) of these Interim Condensed Consolidated Financial Statements other than those previously disclosed.

                                                                                                              Luis Fallo

  Vice Chairman acting

      as a Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: August 13, 2026.